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June 19, 2017	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

By Electronic Mail and EDGAR Transmission

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Brighthouse Shield Level Select(sm) 6-Year Annuity

Initial Registration Statement on Form S-3 (File No. 333-217509)

Brighthouse Life Insurance Company of NY

Brighthouse Shield Level Select(sm) 6-Year Annuity (NY Version)

Initial Registration Statement on Form S-3 (File No. 333-217514)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY,” and together with BLIC, each a “Company” and collectively the “Companies”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us by your letter dated June 13, 2017 with regard to (i) the Form S-3 Registration Statement of BLIC filed with the Commission on April 27, 2017 (File No. 333-217509), which relates to the Brighthouse Shield Level Select(sm) 6-Year Annuity contract to be offered by BLIC on a national basis excluding the State of New York (“SLS6”), and (ii) the Form S-3 Registration Statement of BLNY filed with the Commission on April 27, 2017 (File No. 333-217514), which relates to the Brighthouse Shield Level Select(sm) 6-Year Annuity contract to be offered by BLNY in the State of New York (“SLS6NY”).

References throughout this letter to SLS6 should be understood to mean the individual single premium deferred index-linked separate account annuity contract to be offered by BLIC on a national basis excluding the State of New York. References to SLS6NY should be understood to mean the individual single premium deferred index-linked separate account annuity contract to be offered by BLNY in the State of New York. SLS6 and SLS6NY may be referred to herein collectively as the “Contracts” or individually, a “Contract.”

For ease of reference, each of the comments of the Staff is set forth below, followed by the Companies’ response. Unless noted otherwise, page references in the responses are to the marked

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courtesy copies of the prospectus provided to the Staff. Additionally, we understand that the comments of the Staff are based on the SLS6 registration statement and, unless otherwise indicated, apply to the SLS6NY registration statement. In cases where the Companies’ response indicates that the Companies have proposed revised disclosure to their prospectuses, the pages of the prospectuses, as so revised, are filed herewith.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses.

1.    Comment: As outlined in General Instruction I of Form S-3, please explain to the Staff in detail the basis upon which each of the Companies is eligible to file its registration statement on Form S-3.

Response: As of April 27, 2017, BLIC and BLNY were both wholly-owned subsidiaries of MetLife, Inc. (“MetLife”), a publicly-traded company. As previously disclosed and discussed with the Staff, MetLife has since that date separated a substantial portion of its U.S. retail segment from its other business segments by undertaking a restructuring, in which MetLife contributed the insurance company subsidiaries through which the U.S. retail segment is principally conducted (including BLIC and BLNY, among others), to a new, wholly-owned subsidiary, Brighthouse Holdings, LLC, which is a wholly-owned subsidiary of MetLife (“Brighthouse Holdings,” and such restructuring, the “Restructuring”). BLNY has been contributed to BLIC. Brighthouse Holdings will be contributed to Brighthouse Financial, Inc. (“Brighthouse Financial”) and MetLife will make a distribution of at least 80.1% of the common stock of Brighthouse Financial to MetLife shareholders (the “Distribution”), and Brighthouse Financial would then become a separate, publicly traded company. MetLife intends to dispose of any remaining shares of common stock in Brighthouse Financial within five years after the Distribution through a dividend distribution, one or more public offerings of its shares of Brighthouse Financial common stock or an offer to the MetLife shareholders to exchange all or a portion of their MetLife shares for shares of Brighthouse Financial common stock. The complete disposition by MetLife of its interest in Brighthouse Financial is referred to herein as the “Disaffiliation.”

Set forth below is our analysis of the eligibility of each Company to use Form S-3 on April 27, 2017, the date on which each of BLIC and BLNY filed its initial registration statement on Form S-3 for its respective Contract, and on and after the Restructuring and Disaffiliation.

Eligibility of BLNY on April 27, 2017. As a wholly-owned subsidiary of MetLife, BLNY was eligible on April 27, 2017 to use Form S-3 pursuant to General Instructions I.C.2 and I.B.2(iii) of Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied by reference to MetLife as the parent, and the “Transaction Requirements” set forth in General Instruction I.B.2(iii) were satisfied because of MetLife’s status as a “well-known seasoned issuer” or “WKSI.” MetLife is organized under the laws of Delaware and has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). MetLife has been subject to the requirements of Section 12 of the Exchange Act for more than twelve calendar months, and it is our understanding that MetLife has filed in a timely manner all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction I.A.4 of Form S-3, neither MetLife nor any of its subsidiaries has since December 31, 2016 (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness for borrowed money or on any rental on long-term lease material to the financial position of MetLife or its consolidated and unconsolidated subsidiaries,

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taken as a whole. In addition, it is our understanding that MetLife has filed and submitted all electronic filings required by General Instruction I.A.7 of Form S-3.

As a wholly-owned subsidiary of MetLife, BLNY was also eligible on April 27, 2017 to use Form S-3 pursuant to General Instruction I.C.2 because the Registrant Requirements of General Instruction I.A were satisfied by reference to MetLife as the parent and the Transaction Requirements set forth in General Instruction I.B.2(ii) were satisfied because the Company had outstanding (as of a date within 60 days prior to April 27, 2017) more than $750 million in contract value of variable insurance contracts in offerings registered under the Securities Act of 1933, as amended (the “Securities Act”).

Eligibility of BLNY on and after the Restructuring and Distribution. As of the completion of the Restructuring discussed above, BLNY is a wholly-owned subsidiary of BLIC, and BLIC is a direct wholly-owned subsidiary of Brighthouse Holdings which, in turn, is a wholly-owned subsidiary of MetLife. BLIC is a reporting company pursuant to Section 15(d) of the Exchange Act due to its offerings of registered fixed annuity contracts under the Securities Act. BLIC is a non-accelerated filer and not a WKSI. Notwithstanding that there are intermediary subsidiaries between BLNY and the top level MetLife parent, until the Distribution occurs, BLNY continues to satisfy the definition of a “subsidiary” of MetLife for purposes of the Securities Act and thereby is eligible to use Form S-3 after the Restructuring on the same bases as on April 27, 2017 because BLNY continues to be a wholly-owned subsidiary of MetLife. BLNY also is eligible to use Form S-3 pursuant to General Instruction l.C.2 because the Registrant Requirements of General Instruction I.A are satisfied by reference to BLIC as the parent and General Instruction l.B.2(ii) of the Transaction Requirements are satisfied because BLNY has outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Following the Distribution, BLNY will no longer be a wholly-owned subsidiary of a WKSI, i.e., MetLife. Nonetheless, as discussed above, BLNY will continue to be eligible to use Form S-3 pursuant to General Instruction l.C.2 because the Registrant Requirements of General Instruction I.A will be satisfied by reference to BLIC as the parent and General Instruction l.B.2(ii) of the Transaction Requirements will be satisfied because BLNY should have outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Eligibility of BLIC on April 27, 2017. BLIC was eligible on April 27, 2017 to use Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied as discussed below, and the “Transaction Requirements” set forth in General Instruction l.B.2(i) were satisfied because of its ongoing issuance of registered fixed annuity contracts under the Securities Act. BLIC is organized under the laws of Delaware. It is a reporting company pursuant to Section 15(d) of the Exchange Act and was subject to the requirements of Section 15(d) of the Exchange Act and filed all of the material required to be filed pursuant to Section 15(d) for the period of at least twelve months preceding the filing of the registration statement on April 27, 2017. It is our understanding that BLIC has filed in a timely manner all reports required to be filed in accordance with General Instruction l.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction l.A.4 of Form S-3, neither BLIC nor any of its consolidated or unconsolidated subsidiaries has, since December 31, 2016: (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness for borrowed money or on any rental or long-term lease material to the financial position of BLIC or its consolidated and unconsolidated subsidiaries, taken as a whole. In

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addition, it is our understanding that BLIC has filed and submitted all electronic filings required by General Instruction l.A.7 of Form S-3.

Eligibility of BLIC on and after the Restructuring and Distribution. BLIC continues to be eligible to use Form S-3 for the same reasons as discussed immediately above. The Restructuring has not, and the Distribution will not affect its Registrant or Transaction status in that regard.

2.    Consistency Issues

a.     Comment: For consistency, please reconcile the SLS6 disclosure in the section and page(s) indicated with the disclosure in the corresponding section on the page(s) of SLS6NY as indicated below.

i.    The second paragraph of the “Summary” on page 9 with the third paragraph on page 8.

Response: The prospectus disclosure has been revised in response to the Staff’s comment. Additionally, please note that the paragraphs at issue in each of the prospectuses have also been revised to clarify that an Owner may choose between the two Rate Crediting Types only if he or she has purchased a Contract with a 1-Year Term. (Contracts with 3-Year and 6-Year Terms only may be purchased with the Cap Rate.)

ii.    The second sentence of “Availability of Shield Options” on page 14 with second sentence on page 12.

Response: The disclosure in the SLS6 prospectus has been revised in response to the Staff’s comment.

iii.    “Step Rate” on page 20 with page 17.

Response: The disclosure in the SLS6 prospectus has been revised in response to the Staff’s comment.

iv.    Last sentence of narrative introduction to “Example 2 – Calculating your Interim Value” and “Interim Value Calculation” caption in Example 2A table on page 25 with corresponding disclosure on pages 22 and 23, respectively.

Response: The disclosure has been corrected in the SLS6NY prospectus to refer to “halfway through the term” in connection with Example 2A.

v.    “Interim Value Calculation” caption in Example 2B table on page 26 with corresponding caption on page 22.

Response: The disclosure has been corrected in the SLS6NY prospectus to refer to “Halfway Through Term” in connection with Example 2B.

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vi.    The sixth paragraph of “Withdrawal Provisions” on page 27 with page 24.

 Response: The prospectus disclosure for each of SLS6 and SLS6NY reflects the provisions of the applicable Contract and related riders and, with respect to SLS6NY, the fixed account rider in particular. The Companies believe that the prospectus for each Contract should disclose and explain the material provisions of the corresponding Contract, and, accordingly, respectfully decline to revise the prospectus disclosure.

vii.   The third paragraph of “Standard Death Benefit” on page 34 with page 30.

 Response: The disclosure in the SLS6NY prospectus has been revised in response to the Staff’s comment.

viii.   The last paragraph of “Owner” on page 47 and “Joint Owner” on page 48 with page 43.

 Response: The prospectus disclosure for each of BLIC and BLNY reflects the provisions of the applicable Contract. Therefore, the Companies respectfully decline to revise the prospectus disclosure.

ix.    Last sentence of “Planned Separation from MetLife, Inc.” on page 49 with page 45.

 Response: The disclosure in the SLS6 prospectus has been revised in response to the Staff’s comment.

x.     The third paragraph of “The Separate Account” on page 50 with page 45.

 Response: The disclosure in the SLS6 prospectus has been revised in response to the Staff’s comment.

b.    When revising to reflect the actual name of the product, please include Appendix A.

Response: Appendix A has been updated to reflect the actual name of the Contracts.

3.    Effect of Withdrawals or Annuitization (page 13)

a.    Comment: Please reconcile this caption and the disclosure regarding how certain events trigger the need to calculate an Interim Value with the triggering events identified in the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 25 (e.g., the latter refers to withdrawals, surrenders, and cancellations).

Response: The caption noted by the Staff has been revised to reference each of the events that could subject the Owner to the “risk” of receiving an amount based on Interim Value.

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b.    Comment: In addition, please confirm accuracy of revisions to the second bullet point and revise the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 25 as appropriate.

Response: The Companies confirm the accuracy of the second bullet point and note that clarifying revisions have been made to the prospectuses to indicate that the Return of Premium death benefit is a feature of each of the Contracts, pursuant to the terms of the applicable death benefit rider.

4.     Shield Rate Disclosure

Comment: Please highlight the last sentence on page 19. See, e.g., the highlighted sentence in the first paragraphs under, respectively, “Cap Rate” and “Step Rate” on the next page.

Response: The disclosure in the prospectus for each of SLS6 and SLS6NY has been revised in response to the Staff’s comment.

5.     Standard Death Benefit - Return of Premium (page 34)

Comment: Based on deletions of the term “Return of Premium death benefit” (see, e.g., “Death Benefits” in summary chart on page 11 and deleted paragraph on page 12), it appears that the contract no longer has such a feature. Therefore, please delete the references to “Return of Premium death benefit” in the second, fourth, and fifth paragraphs and anywhere else in the prospectus. Either use or delete the term consistently throughout the prospectus, e.g., Appendix C and exhibit 4(c) in Part II.

Response: As noted in response to comment 3.b. above, clarifying revisions have been made to the prospectuses to indicate that the Return of Premium death benefit is a feature of each of the Contracts, pursuant to the terms of the applicable death benefit rider.

6.     Annuity Options

a.    Comment: For the SLS6NY, please revise the second paragraph under “Option 4” on page 34 for clarity, i.e. parallel structure.

Response: The prospectus disclosure noted by the Staff reflects the provisions of the BLNY Contracts. Therefore, BLNY believes the current disclosure is correct and respectfully declines to revise the prospectus disclosure.

b.    Comment: For the SLS6NY, please delete disclosure added to first paragraph on page 35 as it does not appear relevant to the disclosure in that paragraph.

Response: The disclosure in the SLS6NY prospectus has been revised in response to the Staff’s comment.

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7.    The Insurance Company

a.    Comment: For the SLS6NY, please retain the deleted disclosure under “Brighthouse Life Insurance Company of NY” at top of page 45, revised as necessary.

Response: The disclosure in the SLS6NY prospectus has been revised in response to the Staff’s comment.

b.    Comment: Please confirm that the disclosure under “Planned Separation from MetLife, Inc.” on page 49 is accurately written in the future tense.

Response: The prospectus disclosure at issue is under review and, to the extent necessary or appropriate, will be updated by each Company in its pre-effective amendment to the Registration Statement.

8.    Suspension of Payments or Transfers

Comment: Please revise/clarify the last sentence under “Suspension of Payments or Transfers” on page 48.

Response: Upon further review, the sentence noted by the Staff in the SLS6 prospectus has been deleted.

9.    State Variations

Comment: Please delete the third sentence under “State Variations” on page 55 or clarify what maximum fee is being referenced and where it is set forth in the prospectus.

Response: Upon further review, the sentence noted by the Staff in the SLS6 prospectus has been deleted.

10.  Sections to be Updated in the Pre-Effective Amendment

Comment: The sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” will be subject to further review upon filing of pre -effective amendment.

Response: Each Company will update the sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” by a pre-effective amendment to its Registration Statement.

11.  Appendix D – The Fixed Account (SLS6NY)

Comment: Please retain the definition of “Fixed Account value” on page D-2 as the term does appear in the third paragraph on first page of Appendix D.

Response: Appendix D to the SLS6NY prospectus has been revised in response to the Staff’s comment.

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PART II

12.    Comment: Please provide revised powers of attorney (“POAs”) that are specific to the filing. The current POAs do not identify the Contracts by current trade name.

         Response: Each Company will file revised POAs which specifically identify the Contract by actual name, with a pre-effective amendment to its Registration Statement.

13.    Financial Statements, Exhibits, and Certain Other Information

         Comment: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

         Response: The Companies will include all exhibits, or forms of exhibits, and other disclosure that are required to be included in the Registration Statements in a pre-effective amendment to the Registration Statements.

*        *         *

         We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.312.3331 or Nathaniel Segal at 312.609.7747.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner Shareholder

WTC

Attachment

cc:	Nathaniel Segal

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